SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3 )

Build-A-Bear Workshop, Inc.

(Name of Issuer)

Common Stock with par value $0.01 per share

(Title of Class of Securities)

120076104

(CUSIP Number)

J. Carlo Cannell

Cannell Capital LLC

245 Meriwether Circle

Alta, WY 83414

(307) 733-2284

(Name, Address and Telephone Number of Person

to Receive Notices and Communications)

April 5, 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note.             Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 8 Pages)

______________________

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a current valid OMB control number.

CUSIP No. 120076104	Page 2 of 8 Pages
1	NAME OF REPORTING PERSON Cannell Capital LLC I.R.S. Identification Nos. of above persons (entities only) 94-3366999
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) WC/OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) ☐ or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER* 1,235,884
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER* 1,235,884
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,235,884
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐ (see instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 8.38%*
14	TYPE OF REPORTING PERSON IA

* Based on information set forth on the 10-Q of Build-A-Bear Workshop, Inc. , (the “Company”, “Registrant”, or “BBW”) as filed with the Securities and Exchange Commission on December 8, 2022, there were 14,750,444 shares of Common Stock with par value $0.01 (the “Shares”) of the Company issued and outstanding as of December 5, 2022.

   As of April 5, 2023 (the “Reporting Date”), Tristan Partners, L.P. (“Tristan”), the Tristan Offshore Fund Ltd. (“Tristan Offshore”), Tonga Partners, L.P. (“Tonga”) and sundry separately-managed accounts (“Cannell SMAs” or the “Separately-Managed Accounts”) (collectively, the “Investment Vehicles”), over which J. Carlo Cannell has investment discretion held in the aggregate 1,235,884 Shares.

Cannell Capital LLC acts as the investment adviser to Tonga, Tristan, Tristan Offshore and the Cannell SMAs. Mr. J. Carlo Cannell is the sole managing member of Cannell Capital LLC. The Reporting Person possesses the sole power to vote and to direct the disposition of the Shares held by the Investment Vehicles.

CUSIP No. 120076104	Page 3 of 8 Pages
1	NAMES OF REPORTING PERSONS I.R.S. Identification Nos. of above persons (entities only) J. Carlo Cannell
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) WC/OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) ☐ or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER* 1,235,884
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER* 1,235,884
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,235,884
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐ (see instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 8.38%*
14	TYPE OF REPORTING PERSON IN

* Based on information set forth on the Form 10-Q of Company as filed with the Securities and Exchange Commission on December 8, 2022, there were 14,750,444 shares of Common Stock with par value $0.01 (the “Shares”) of Company issued and outstanding as of December 5, 2022.

   As of April 5, 2023 the Investment Vehicles held in the aggregate 1,235,884 Shares.

CUSIP No. 120076104	Page 4 of 8 Pages

   Cannell Capital LLC acts as the investment adviser to Tristan, Tristan Offshore, Tonga and the Cannell SMAs. Mr. J. Carlo Cannell is the sole managing member of Cannell Capital LLC. The Reporting Person possesses the sole power to vote and to direct the disposition of the Shares held by the Investment Vehicles.

Item 1. Security and Issuer
The title of the class of equity securities to which this Schedule 13D relates is the Common Stock with par value $0.01 of Build-A-Bear Workshop, Inc., a Delaware corporation.
The address of the principal executive offices of the Company is 415 South 18th Street, St. Louis, MO 63103.
Item 2. Identity and Background
a)

The name of the Reporting Person is J. Carlo Cannell (the “Reporting Person”).

The Reporting Person is the sole managing member of Cannell Capital LLC and investment adviser to the following entities:

Tristan Partners, L.P.

Tristan Offshore Fund, Ltd.

Tonga Partners, L.P.

Separately-Managed Accounts

Set forth in the attached Annex "A" and incorporated herein by reference is a listing of the directors, general partners, managing members and controlling persons of the Reporting Person and the Investment Vehicles (collectively, the “Covered Persons”), and sets forth the principal occupation, citizenship and principal place of business of each Covered Person.

b)	The principal business address of the Reporting Person is: 245 Meriwether Circle Alta, WY 83414
c)	The principal business of the Reporting Person is the performance of investment management and advisory services. The principal business of the Investment Vehicles is investment in securities.
d)

Neither the Reporting Person, nor to the best of its knowledge, any of the Investment Vehicles, has, in the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

e)

Neither the Reporting Person, nor to the best of its knowledge, any of the Investment Vehicles, has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

f)

The place of organization of the Reporting Person is as follows:

The citizenship of each Covered Person is set forth on the attached Annex A and incorporated herein by reference.

Mr. J. Carlo Cannell is the Managing Member of Cannell Capital LLC, a Wyoming limited liability company.

Item 3. Source and Amount of Funds or Other Consideration

The securities to which this statement relates were acquired by the Reporting Person using the working capital of each Investment Vehicle as follows:

Tristan Partners, L.P.: $2,796,473

Tristan Offshore Fund, Ltd.: $1,202,125

Tonga Partners, L.P.: $652,429

Separately-Managed Accounts: $1,425,979

The Investment Vehicles have invested an aggregate amount of approximately $6,077,006 in the Shares.

CUSIP No. 120076104	Page 5 of 8 Pages

Item 4. Purpose of Transaction

Cannell Capital LLC, on behalf of the Investment Vehicles, identified the Company as an entity satisfying each of the Investment Vehicle's investment criteria. The Investment Vehicles acquired these shares in the ordinary course of business and not with the intent to change or influence control of the Company. The Investment Vehicles continue to hold the Shares as a long-term investment.

Mr. Cannell makes this filing to disclose recent transactions in the Shares. Other than the matters discussed above, CC has no present plans or proposals to engage in any of the actions specified in Items 4(a) through 4(j) to the Schedule 13D general instructions with regards to the Company.

Item 5. Interest in Securities of the Issuer

Based on information set forth in the Company's Form 10-Q as filed with the Securities and Exchange Commission on December 8, 2022, there were 14,750,444 Common Shares issued and outstanding as of December 5, 2022.

(a)  As of April 5, 2023, for the purposes of Reg. Section 240.13d-3, Cannell Capital LLC may be deemed to beneficially own 1,235,884 Shares, or approximately 8.38% of the Shares deemed issued and outstanding as of the Reporting Date.

(b)  Cannell Capital LLC possesses the sole power to vote and to direct the disposition of the Shares held by the Investment Vehicles.

(c)  The following table details the transactions during the sixty days on or prior to the Reporting Date in Shares, or securities convertible into, exercisable for or exchangeable for Shares, by Cannell Capital LLC or any other person or entity controlled by him or any person or entity for which he possesses voting or investment control over the securities thereof (each of which was effected in an ordinary brokerage transaction by Cannell Capital LLC on behalf of the Investment Vehicles) and which were not previously disclosed in a prior Amendment.

Entity	Date	Quantity	Price Per Share	Form Of Transaction

Tonga	3/6/2023	7,700	20.09	Buy
SMAs	3/6/2023	4,800	20.09	Buy
Tonga	3/7/2023	7,095	20.48	Buy
SMAs	3/7/2023	4,423	20.48	Buy
Tonga	3/8/2023	7,758	20.54	Buy
SMAs	3/8/2023	4,837	20.54	Buy
Tonga	3/16/2023	10,101	23.88	Sell
SMAs	3/16/2023	7,705	23.88	Sell
SMAs	3/17/2023	1,306	23.67	Sell
Tonga	3/20/2023	9,810	23.92	Sell
SMAs	3/20/2023	7,476	23.92	Sell
Tonga	3/24/2023	4,820	22.90	Sell
Tristan	3/24/2023	9,563	22.90	Sell
Tristan Offshore	3/24/2023	4,094	22.90	Sell
SMAs	3/24/2023	1,824	22.90	Sell
Tonga	3/27/2023	8,342	22.07	Sell
Tristan	3/27/2023	16,558	22.07	Sell
Tristan Offshore	3/27/2023	7,086	22.07	Sell
SMAs	3/27/2023	3,156	22.07	Sell
Tonga	3/28/2023	7,124	22.67	Sell
Tristan	3/28/2023	14,130	22.67	Sell
Tristan Offshore	3/28/2023	6,051	22.67	Sell
SMAs	3/28/2023	2,695	22.67	Sell
Tonga	3/29/2023	8,311	22.62	Sell
Tristan	3/29/2023	16,484	22.62	Sell
Tristan Offshore	3/29/2023	7,060	22.62	Sell
SMAs	3/29/2023	3,145	22.62	Sell
Tristan	3/30/2023	5,366	22.86	Sell
Tristan Offshore	3/30/2023	2,299	22.86	Sell
SMAs	3/30/2023	6,505	22.86	Sell
Tonga	3/30/2023	2,706	22.86	Sell

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
None
Item 7. Material to Be Filed as Exhibits
None

CUSIP No. 120076104	Page 6 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  April 5, 2023

Cannell Capital LLC By: /s/ J. Carlo Cannell Name: J. Carlo Cannell Title: Managing Member

CUSIP No. 120076104	Page 7 of 8 Pages

Annex "A"

MANAGERS AND GENERAL PARTNERS OF THE REPORTING PERSON AND THE INVESTMENT VEHICLES

The following sets forth the name, principal occupation, citizenship or jurisdiction of organization and principal place of business of the directors, general partners, managing members or controlling persons of the Reporting Person and the Investment Vehicles (the “Covered Persons”) indicated below:

J. Carlo Cannell
Name: Title or Relationship with Reporting Person: Principal Occupation or Employment: Citizenship or Jurisdiction of Organization: Principal Place of Business:	J. Carlo Cannell Managing Member Investment Management Wyoming, United States (1)
Cannell Capital LLC
Name: Title or Relationship with Reporting Person: Principal Occupation or Employment: Citizenship or Jurisdiction of Organization: Principal Place of Business:	J. Carlo Cannell Managing Member Investment Management Wyoming, United States (1)
Tristan Partners, L.P.
Name: Title or Relationship with Reporting Person: Principal Occupation or Employment: Citizenship or Jurisdiction of Organization: Principal Place of Business:	Cannell Capital LLC Investment Adviser and General Partner Investment Management Wyoming, United States (1)
Tonga Partners, L.P.
Name: Title or Relationship with Reporting Person: Principal Occupation or Employment: Citizenship or Jurisdiction of Organization: Principal Place of Business:	Cannell Capital LLC Investment Adviser and General Partner Investment Management Wyoming, United States (1)
Tristan Offshore Fund, Ltd.
Name: Title or Relationship with Reporting Person: Principal Occupation or Employment: Citizenship or Jurisdiction of Organization: Principal Place of Business:	Cannell Capital LLC Investment Adviser Investment Management Cayman Islands (2)

CUSIP No. 120076104	Page 8 of 8 Pages

Annex "B"

Agreement Regarding the Joint Filing of Schedule 13D

1)	Each of them is individually eligible to use the Schedule 13D to which this Exhibit is attached, and such Schedule 13D is filed on behalf each of them;
2)	Each of them is responsible for the timely filing of such Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

Dated:  April 5, 2023

By: /s/ J. Carlo Cannell Name: J. Carlo Cannell
Cannell Capital LLC By: /s/ J. Carlo Cannell Name: J. Carlo Cannell Title: Managing Member